ORBIS

Warszaw , 2003-03-03

03007481

SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH. D.C. 181 SECTION

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 3/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
APR 01 2003
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Current report no 3/2003 dated February 28, 2003.

The Management Board of "Orbis" Spólka Akcyjna (the Seller) hereby informs that on February 28, 2003, acting jointly with six other shareholders of the company PolCard S.A. with its registered address in Warsaw (the Company), the said companies and the Seller in aggregate holding 99.67% of the Company's initial capital, signed an agreement for the sale of their share holdings in the Company. The Seller sold the entire block of shares held by it, comprising of 3,000 (three thousand) registered shares having a total nominal value of 300,000 Zloty (three hundred thousand) and constituting 9.9% of the Company's initial capital for a price constituting in Polish zlotys an equivalent of US$ 5,940,600.

The buyer is G.I.C. Uslugi Finansowe Sp. z o.o. with its registered address in Warsaw, a subsidiary of GTECH Corporation with its registered address in West Greenwich, Delaware, USA (Buyer). Indirect shareholders of the Buyer are also the Innova/98 L.P. and Innova/3 L.P. funds.

The share sale agreement is conditional by nature and shall become binding upon obtaining a consent of the President of the Office for the Protection of Consumers and Competition and upon waiver by the Polish Banks' Association of its pre-emptive rights to purchase the Company's shares.

ORBIS

Warsaw, 2003-03-03

SEC MAIL PROCESSING
RECEIVED
MAR 10 2003
WASH. D.C. 181 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 4th quarter 2002 Consolidated Report.

Best regards

Krzysztof Gerula

Vice-President

82-5025

SA-QS 4/2002 in thousands of PLN

Report SA-QS 4/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 4th quarter 2002. Date submitted: **28.02.2003**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2002 ended Dec. 31, 2002 cumulative	4 quarters 2001 ended Dec. 31, 2001 cumulative	**4 quarters 2002 ended Dec. 31, 2002 cumulative**	4 quarters 2001 ended Dec. 31, 2001 cumulative
I. Net sales revenues	**819 365**	882 065	**211 739**	241 602
II. Operating profit (loss)	**32 256**	48 183	**8 336**	13 198
III. Profit (loss) before taxation	**51 445**	72 648	**13 294**	19 899
IV. Net profit (loss)	**35 028**	51 632	**9 052**	14 142
V. Net cash flows from operating activities	**90 978**	121 771	**23 510**	33 354
VI. Net cash flows from investing activities	**- 18 332**	- 107 559	**- 4 737**	- 29 461
VII. Net cash flows from financing activities	**- 23 020**	10 730	**- 5 949**	2 939
VIII. Total net cash flows	**49 626**	24 942	**12 824**	6 832
IX.. Total assets	**1 472 301**	1 473 390	**366 226**	418 351
X. Total liabilities	**264 992**	275 718	**65 915**	78 287
XI. Long-term liabilities	**73 229**	48 227	**18 215**	13 693
XII. Short-term liabilities	**92 967**	117 559	**23 125**	33 379
XIII. Shareholders' equity	**1 196 715**	1 185 846	**297 675**	336 706
XIV. Share capital	**92 154**	92 154	**22 923**	26 166
XV. *Number of shares*	**46 077 008**	*46 077 008*	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**0,76**	1,12	**0,20**	0,31
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	**25,97**	25,74	**6,46**	7,31
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

CONSOLIDATED BALANCE SHEET

	as at Dec. 31, 2002 end of 4th quarter 2002	**as at Sept. 30, 2002 end of prior quarter 2002**	as at Dec. 31, 2001 end of 4th quarter 2001	as at Sept. 30, 2001 end of prior quarter 2001
Assets				
I. Fixed assets	**1 233 820**	**1 283 456**	1 284 130	1 284 018
1. Intangible assets	**5 973**	**5 748**	7 190	7 548
- goodwill	**3 560**	**3 852**	4 728	5 175
2. Goodwill of subsidiary companies	**0**	**0**	0	0
3. Tangible fixed assets	**1 192 503**	**1 195 233**	1 185 872	1 175 580
4. Long-term receivables	**1 831**	**1 247**	1 153	944
4.1. From subsidiary and associated companies	**0**	**0**	0	0
4.2. From other companies	**1 831**	**1 247**	1 153	944
5. Long-term investments	**16 296**	**63 814**	68 846	75 925
5.1. Real estste	**3 879**	**8 878**	12 601	12 601
5.2. Intangible assets	**0**	**0**	0	0
5.3. Long-term financial assets	**12 004**	**54 523**	55 047	62 125
a) in subsidiary and associated companies	**10 102**	**10 065**	10 484	17 378
- shares in companies valued under the equity method	**3 876**	**3 536**	3 482	3 316
- shares in subsidiary and associated companies excluded from consolidation	**501**	**640**	250	331
b) in other companies	**1 902**	**44 458**	44 563	44 747
5.4. Other long-term investments	**413**	**413**	1 198	1 199
6. Long-term deferred expenses	**17 217**	**17 414**	21 069	24 021
6.1. Deferred income tax	**17 182**	**16 182**	18 646	21 199
6.2. Other deferred expenses	**35**	**1 232**	2 423	2 822
II. Current assets	**238 481**	**242 225**	189 260	226 891
1. Inventories	**13 944**	**15 493**	16 898	18 317
2. Current receivables	**61 413**	**85 372**	60 199	92 520
2.1. From subsidiary and associated companies	**5 487**	**9 729**	5 647	10 238

2.2. From other companies	**55 926**	**75 643**	54 552	82 282
3. Short-term investments	**156 249**	**127 852**	105 472	100 186
3.1. Short-term financial assets	**140 990**	**104 501**	91 364	86 077
a) in subsidiary and associated companies	**242**	**242**	242	242
b) in other companies	**0**	**0**	0	0
c) cash and cash equivalents	**140 748**	**104 258**	91 122	85 835
3.2. Other short-term investments	**15 259**	**23 351**	14 108	14 109
4. Short-term deferred expenses	**6 875**	**13 508**	6 691	15 868
Total Assets	**1 472 301**	**1 525 680**	1 473 390	1 510 909
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 196 715**	**1 205 148**	1 185 846	1 187 209
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**724 517**	**720 235**	686 805	685 471
5. Revaluation capital	**281 920**	**286 941**	288 932	289 603
6. Other reserve capitals	**0**	**0**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
a) positive foreign exchange differences	**0**	**0**	0	0
b) negative foreign exchange differences	**0**	**0**	0	0
8. Prior years' profit (loss)	**63 096**	**74 826**	66 323	72 735
9. Net profit (loss)	**35 028**	**30 992**	51 632	47 246
10. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Minority shareholders' interests	**10 594**	**13 021**	11 038	13 273
III. Negative goodwill of subsidiary companies	**0**	**198**	788	984
IV. Liabilities and reserves for liabilities	**264 992**	**307 313**	275 718	309 443
1. Reserves for liabilities	**90 242**	**98 425**	101 324	115 301
1.1. Reserve for deferred income tax	**15 995**	**14 813**	15 377	14 077
1.2. Provisions for pension and similar benefits	**45 258**	**49 743**	55 181	66 837
a) long-term provisions	**39 809**	**42 761**	46 913	58 957
b) short-term provisions	**5 449**	**6 982**	8 268	7 880
1.3. Other provisions	**28 989**	**33 869**	30 766	34 387
a) long-term provisions	**19 090**	**18 713**	17 172	16 477
b) short-term provisions	**9 899**	**15 156**	13 594	17 910
2. Long-term liabilities	**73 229**	**80 372**	48 227	75 871
2.1. To subsidiary and associated companies	**0**	**0**	0	0
2.2. To other companies	**73 229**	**80 372**	48 227	75 871
3. Current liabilities	**92 967**	**119 422**	117 559	106 563
3.1. To subsidiary and associated companies	**834**	**656**	398	292
3.2. To other companies	**82 749**	**106 573**	106 600	93 344
3.3. Special funds	**9 385**	**12 192**	10 561	12 927
4. Accrued expenses and deferred income	**8 554**	**9 094**	8 608	11 708
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**8 554**	**9 094**	8 608	11 708
a) long-term accruals	**263**	**67**	65	76
b) short-term accruals	**8 291**	**9 027**	8 543	11 632
Total Shareholders' Equity and Liabilities	**1 472 301**	**1 525 680**	1 473 390	1 510 909

Book value	**1 196 715**	1 205 148	1 185 846	1 187 209
Number of shares	**46 077 008**	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	**25,97**	26,16	25,74	25,77
Diluted number of shares	**0**	0	0	0
Book value per share (in PLN) - diluted	**0,00**	0,00	0,00	0,00

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2002 end of 4th quarter 2002	as at Sept. 30, 2002 end of prior quarter 2002	as at Dec. 31, 2001 end of 4th quarter 2001	as at Sept. 30, 2001 end of prior quarter 2001
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**4 993**	**5 478**	4 993	13 577
2.1. In favour of subsidiary and associated companies (due to)	**4 993**	**4 993**	4 993	13 018
- guarantees extended	**4 993**	**4 993**	4 993	13 018
-				

2.2. In favour of other companies (due to)	**0**	**485**	0	559
- guarantees extended	**0**	**485**	0	559
-				
3. Other (due to)	**6 428**	**6 614**	6 609	6 109
- promissory note declarations	**6 428**	**6 614**	6 609	6 109
Total off-balance-sheet items	**11 421**	**12 092**	11 602	19 686

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative	4th quarter 2001 ended Dec. 31, 2001	4 quarters 2001 ended Dec. 31, 2001 cumulative
I. Net sales revenues	**181 661**	**819 365**	177 975	882 065
- of which sales to subsidiary and associated companies	**2 264**	**17 149**	1 414	6 940
1. Net sales of products	**179 986**	**812 960**	178 069	875 029
2. Net sales of merchandise and raw materials	**1 675**	**6 405**	- 94	7 036
II. Cost of products, merchandise and raw materials sold	**156 503**	**630 523**	165 609	673 252
- of which sold to subsidiary and associated companies	**7 713**	**18 313**	696	5 317
1. Cost of products sold	**155 772**	**627 916**	164 466	668 214
2. Cost of merchandise and raw materials sold	**731**	**2 607**	1 143	5 038
III. Gross profit (loss) on sales (I-II)	**25 158**	**188 842**	12 366	208 813
IV. Distrubution expenses	**12 066**	**46 911**	8 794	46 091
V. General administrative expenses	**27 693**	**105 774**	27 676	114 601
VI. Profit (loss) on sales (III-IV-V)	**- 14 601**	**36 158**	- 24 104	48 121
VII. Other operating income	**17 052**	**29 791**	17 071	39 594
1. Gain on disposal of non-financial fixed assets	**3 969**	**6 818**	2 112	12 232
2. Subsidies	**5**	**33**	20	37
3. Other operating income	**13 078**	**22 940**	14 939	27 325
VIII. Other operating expenses	**17 731**	**33 693**	10 791	39 532
1. Loss on disposal of non-financial fixed assets	**- 213**	**0**	0	0
2. Reveluation of non-financial fixed assets	**1**	**1**	786	786
3. Other operating costs	**17 943**	**33 692**	10 005	38 746
IX. Operating profit (loss) (VI+VII-VIII)	**- 15 279**	**32 256**	- 17 824	48 183
X. Financial income	**21 056**	**37 303**	24 445	46 865
1. Equity income – dividends	**- 24**	**151**	393	436
- of which from subsidiary and associated companies	**0**	**0**	0	0
2. Interest receivable	**1 389**	**4 442**	2 642	8 185
- of which from subsidiary and associated companies	**43**	**73**	82	137
3. Gain on disposal of investments	**19 013**	**19 614**	18 371	19 217
4. Reveluation of investments	**0**	**0**	300	300
5. Other financial income	**679**	**13 097**	2 739	18 727
XI. Financial expenses	**2 934**	**19 024**	5 786	23 353
1. Interest payable	**788**	**5 292**	2 897	9 968
- of which to subsidiary and associated companies	**0**	**0**	1	1
2. Loss on disposal of investments	**0**	**0**	0	0
3. Reveluation of investments	**365**	**1 354**	100	100
4. Other financial expenses	**1 781**	**12 378**	2 789	13 285
XII. Gain (loss) on disposal of entire or partial stakes of shares in subsidiary and associated companies	**0**	**0**	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**2 843**	**50 535**	835	71 695
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	**42**	**122**	167	167
1. Extraordinary gains	**43**	**158**	301	301
2. Extraordinary losses	**1**	**36**	134	134
XV. Write-down from goodwill of subsidiary companies	**0**	**0**	0	0
XVI. Write-down from negative goodwill of subsidiary companies	**198**	**788**	196	786
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**3 083**	**51 445**	1 198	72 648
XVIII. Corporate income tax	**65**	**16 742**	- 2 060	21 605
a) current portion	**- 1 480**	**14 656**	- 4 274	21 652
b) deferred portion	**1 545**	**2 086**	2 214	- 47
XIX. Other obligatory profit decreases (loss increases)	**0**	**0**	0	0
XX. Share in net profits (losses) of companies valued under the equity method	**340**	**933**	113	747
XXI. Minority shareholders' (profit) loss	**678**	**- 608**	1 015	- 158
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**4 036**	**35 028**	4 386	51 632

Net profit (loss) (on annual basis)	**35 028**		51 632	
Weighted average number of ordinary shares	**46 077 008**		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	**0,76**		1,12	
Diluted weighted average number of ordinary shares	**0**		0	
Earning (loss) per ordinary share (in PLN) - diluted	**0,00**		0,00	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative	4th quarter 2001 ended Dec. 31, 2001	4 quarters 2001 ended Dec. 31, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	**1 205 148**	**1 185 846**	1 187 209	1 057 766
a) changes in accepted accounting principles (polices)	**- 11 730**	**- 532**	- 6 412	72 827
b) corrections of material faults	**0**	**0**	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 193 418**	**1 185 314**	1 180 797	1 130 593
1. Share capital at the beginning of period	**92 154**	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
- issuance of shares	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
- retirement of shares	**0**	**0**	0	0
-				
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
2.2. Not paid-up share capital at the end of period	**0**	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	**0**	0	0
3.1. Changes in own shares in treasury	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
3.2. Own shares in treasury at the end of period	**0**	**0**	0	0
4. Reserve capital at the beginning of period	**720 235**	**686 805**	685 471	596 917
4.1. Changes in reserve capital	**4 282**	**37 712**	1 334	89 888
a) additions, of which:	**4 282**	**38 713**	1 334	89 888
- additional paid-in capital from issuance of shares	**0**	**0**	0	0
- distribution of profit (by law)	**0**	**1 105**	663	1 448
- distribution of profit (in excess of value required by law)	**0**	**32 547**	0	84 807
- sale or disposal of tangible fixed assets	**662**	**1 441**	671	1 429
- increase of equity holdings in Orbis Transport Sp. z o.o.	**0**	**0**	0	1 649
- consolidation adjustments	**3 620**	**3 620**	0	555
b) reductions, of which:	**0**	**1 001**	0	0
- coverage of loss	**0**	**263**	0	0
-	**0**	**738**	0	0
4.2. Reserve capital at the end of period	**724 517**	**724 517**	686 805	686 805
5. Revaluation capital at the beginning of period	**286 941**	**288 932**	289 603	290 680
5.1. Changes in revaluation capital	**- 5 021**	**- 7 012**	- 671	- 1 748
a) additions, of which:	**1 216**	**1 114**	0	43
- revaluation of real estste	**0**	**0**	0	0
- increase of equity holdings in Orbis Transport Sp. z o.o.	**0**	**0**	0	43
	1 114	**1 114**	0	0
- consolidation adjustments	**102**	**0**	0	0
b) reductions, of which:	**6 237**	**8 126**	671	1 791
- sale or disposal of tangible fixed assets	**662**	**1 441**	671	1 429
	0	**0**	0	362
- reclassification of investments	**5 480**	**6 371**	0	0
- reclassification of investments	**95**	**144**	0	0
- consolidation adjustments	**0**	**170**	0	0
5.2. Revaluation capital at the end of period	**281 920**	**281 920**	288 932	288 932
6. Other reserve capital at the beginning of period	**0**	**0**	0	0
6.1. Changes in other reserve capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
6.2. Other reserve capital at the end of period	**0**	**0**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
8. Prior years' profit (loss) at the beginning of period	**74 826**	**117 955**	72 735	84 961

8.1. Prior years' profit at the beginning of period	**77 826**	**121 633**	75 909	87 587
a) changes in accepted accounting principles (polices)	**- 11 730**	**- 532**	- 6 412	68 403
b) corrections of material faults	**0**	**0**	0	0
8.2. Prior years' profit at the beginning of period, after restatement to comparative data	**66 096**	**121 101**	69 497	155 990
a) additions, of which:	**30 992**	**0**	47 509	152
- distribution of prior years' profit	**0**	**0**	0	0
- distribution of prior years' profit	**30 992**	**0**	47 509	0
- increase of equity holdings in Orbis Transport Sp. z o.o.	**0**	**0**	0	152
b) reductions, of which:	**0**	**55 005**	0	86 382
	0	**1 105**	0	0
- distribution of prior years' profit	**0**	**50 979**	0	86 255
- consolidation adjustments	**0**	**2 921**	0	0
	0	**0**	0	127
8.3. Prior years' profit at the end of period	**97 088**	**66 096**	117 006	69 760
8.4. Prior years' loss at the beginning of period	**3 000**	**3 678**	3 174	2 626
a) changes in accepted accounting principles (polices)	**0**	**0**	0	2 522
b) corrections of material faults	**0**	**0**	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	**3 000**	**3 678**	3 174	5 148
a) additions, of which:	**0**	**0**	263	263
- transition of prior years' loss to be covered	**0**	**0**	0	0
-coverage from reserve capital	**0**	**0**	263	263
b) reductions, of which:	**0**	**678**	0	1 974
-coverage from reserve capital	**0**	**263**	0	0
- consolidation adjustments	**0**	**415**	0	1 974
8.6. Prior years' loss at the end of period	**3 000**	**3 000**	3 437	3 437
8.7. Prior years' profit (loss) at the end of period	**94 088**	**63 096**	113 569	66 323
9. Net profit (loss)	**4 036**	**35 028**	4 386	51 632
a) net profit	**4 036**	**35 028**	4 386	51 632
b) net loss	**0**	**0**	0	0
c) charges on the profit	**0**	**0**	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 196 715**	**1 196 715**	1 185 846	1 185 846
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)				

CONSOLIDATED SATEMENT OF CASH FLOWS

	4th quarter 2002 ended Dec. 31, 2002	4 quarters 2002 ended Dec. 31, 2002 cumulative	4th quarter 2001 ended Dec. 31, 2001	4 quarters 2001 ended Dec. 31, 2001 cumulative
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**4 036**	**35 028**	4 386	51 632
II. Total adjustments	**- 6 140**	**55 950**	19 961	70 139
1. Minority shareholders' (profit) loss	**- 678**	**608**	- 1 015	158
2. Share in net (profits) losses of companies valued under the equity method	**- 340**	**- 933**	- 113	- 747
3. Depreciation and amortisation	**21 699**	**86 409**	22 795	85 889
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	**198**	**788**	196	786
4. (Gain) loss on foreign exchange differences	**92**	**188**	- 2 043	- 2 472
5. Interest and dividends	**- 12**	**4 579**	2 093	8 229
6. (Gain) loss on investing activities	**- 23 678**	**- 25 928**	- 17 292	- 28 101
7. Change in provisions	**- 7 492**	**- 8 883**	- 29 167	- 7 956
8. Change in inventories	**1 549**	**2 954**	1 389	4 437
9. Change in receivables	**24 712**	**2 298**	31 081	13 810
10. Change in current liabilities (excluding loans and bank credits)	**- 30 589**	**- 5 584**	- 3 317	- 14 429
11. Change in deferred and accrued expenses	**6 882**	**1 360**	19 210	6 917
12.Other adjustments	**1 715**	**- 1 118**	- 3 660	4 404
III. Net cash flows from operating activities (I+/-II)	**- 2 104**	**90 978**	24 347	121 771
B. Cash flows from investing activities	**0**	**0**	0	0
I. Cash provided by investing activities	**70 632**	**509 755**	9 585	519 452
1. Disposal of intangible assets and tangible fixed assets	**3 926**	**16 676**	- 6 186	14 741
2. Disposal of investments in real-estate and intangible assets	**5 150**	**5 150**	8 792	8 792
3. From financial assets, of which:	**61 556**	**487 929**	6 979	495 919
a) in subsidiary and associated companies	**0**	**530**	528	528
- disposal of securities	**0**	**0**	0	0
- dividends and shares in profits	**0**	**530**	528	528
- long-term loans collected	**0**	**0**	0	0

- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
b) in other companies	**61 556**	**487 399**	6 451	495 391
- disposal of securities	**61 418**	**487 248**	6 059	492 955
- dividends and shares in profits	**138**	**151**	392	2 436
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
4. Other investing income	**0**	**0**	0	0
II. Cash used in investing activities	**- 25 614**	**- 528 087**	- 27 242	- 627 011
1. Purchases of intangible assets and tangible fixed assets	**- 24 852**	**- 106 328**	95 060	- 30 161
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	- 131 913	- 131 913
3. For financial assets, of which:	**- 451**	**- 421 228**	11 868	- 454 700
a) in subsidiary and associated companies	**- 164**	**- 248**	- 111	- 8 800
- acquisition of securities	**- 164**	**- 248**	- 111	- 8 800
- long-term loans granted	**0**	**0**	0	0
b) in other companies	**- 287**	**- 420 980**	11 979	- 445 900
- acquisition of securities	**- 287**	**- 420 980**	13 883	- 443 996
- long-term loans granted	**0**	**0**	- 1 904	- 1 904
4. Dividends and other shares in profits paid to minority shareholders	**0**	**0**	0	0
5. Other investing expenses	**- 311**	**- 531**	- 2 257	- 10 237
III. Net cash flows from investing activities (I-II)	**45 018**	**- 18 332**	- 17 657	- 107 559
C. Cash flows from financing activities	**0**	**0**	0	0
I. Cash provided by financing activities	**3 253**	**53 151**	15 091	91 492
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	**0**	7 215	7 215
2. Bank credits and loans contracted	**2 232**	**42 547**	3 766	67 654
3. Issuance of debt securities	**0**	**0**	0	0
4. Other financial income	**1 021**	**10 604**	4 110	16 623
II. Cash used in financing activities	**- 9 677**	**- 76 171**	- 16 494	- 80 762
1. Acquisition of own shares	**0**	**0**	0	0
2. Dividends and other payments to shareholders	**0**	**- 18 431**	0	0
3. Profit distribution expenses other than payments to shareholders	**0**	**0**	- 181	- 181
4. Payments of bank credits and loans	**- 7 939**	**- 42 049**	- 11 567	- 59 401
5. Redemption of debt securities	**0**	**0**	0	0
6. Payments of other financial liabilities	**0**	**0**	0	0
7. Finance lease commitments paid	**0**	**0**	0	0
8. Interest paid	**- 882**	**- 6 054**	- 887	- 7 727
9. Other financial expenses	**- 856**	**- 9 637**	- 3 859	- 13 453
III. Net cash flows from financing activities (I-II)	**- 6 424**	**- 23 020**	- 1 403	10 730
D. Total net cash flows (A.III+/-B.III+/-C.III)	**36 490**	**49 626**	5 287	24 942
E. Change in balance-sheet cash and cash equivalents	**36 490**	**49 626**	5 287	24 942
- of which change in cash and cash equivalents due to foreign exchange differences	**0**	**0**	0	0
F. Cash and cash equivalents - beginning of period	**104 258**	**91 122**	85 835	66 180
G. Cash and cash equivalents - end of period (F+/-D)	**140 748**	**140 748**	91 122	91 122
- of which those with restricted availability	**0**		0	

K
K **COMMENTARY**

Skonsolidowany raport kwartalny powinien ponadto zawierać informacje określone w § 61 ust. 3 i 4, z uwzględnieniem ust. 7 Rozporządzenia Rady Ministrów z dnia 16 października 2001 r. - Dz. U. Nr 139, poz. 1569 i z 2002 r. Nr 31, poz. 280

SIGNATURES

Signature (-s) of person (-s) representing the Company

Date	Name	Position	Signature

Signature of person responsible for the Company's accounting books

Date	Name	Position	Signature

Description to the consolidated report for the 4th quarter of 2002

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as of December 31, 2001 and 2002 and as of September 30, 2001 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity as of the 4th quarter of 2001 and as of the 4th quarter of 2002.

1.2 The financial statements have been prepared on the assumption that the companies constituting the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:
- Silnowa Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

since the figures in the financial statements of the above-mentioned companies are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the fourth quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as of December 31, 2002, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition cost or manufacture price. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar fixed asset.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at revalued amount (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is valued at the acquisition cost or manufacture price, taking into account the cost of servicing liabilities incurred for the purposes of financing work in progress and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities issued at the time of transfer of the usufruct title by these local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Long-term investments

Long-term investments comprise assets kept by the Company for the purposes of generating economic benefits, among others real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of carrying out and settling the transaction are minor. As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

2.6 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs due to permanent loss in value.

2.7 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are minor. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities issued at the time of transfer of the usufruct title by these local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.

2.8 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, according to the nominal value adhering to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as of the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the average daily foreign currency purchase rate quoted on the given day by the bank which services the transactions of Orbis Group companies, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the average daily currency sale rate for the given day quoted by the bank which services the transactions of Orbis Group companies for a given day, which cannot be higher than that average rate announced by the National Bank of Poland for the said day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in proceedings for an arrangement with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

2.9 Stocks

Tangible current assets are appraised at the acquisition cost at the date of their acquisition. The acquisition cost is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory at the level of a retail price comprising the purchase price, output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price. At the balance sheet date the tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.10 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the transactions of companies constituting the Orbis Group, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.11 Deferred costs and prepayments

Deferred costs and prepayments (assets) are reported according to the nominal value of costs (expenses) actually incurred or according to revenues posted to the profit and loss account. Deferred costs are costs of set up provisions for operating and financial activities and are appraised according to the estimated value of these costs.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

As of the balance sheet day, deferred costs and prepayments are reported at their initial value less write-offs to costs posted prior to the balance sheet day while prepayments are reported at their initial value less write-offs for the dissolution of the "prepayments" item.

2.12 Income tax

According to the Polish regulations, the companies constituting the Orbis Group calculate the income taxes due to be paid in 2002 at 28% of its taxable income.

The deferred income tax assets are determined according to the amount estimated to be deducted from the income tax in the future in relation to negative temporary differences, which will in future reduce the taxation base and a tax loss that may be deducted in the future, calculated according to the principle of prudence. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- setting up a provision for liabilities relating to the basic operating activities (e.g. pays, derivates from provisions for pays, posted but not paid costs of energy)
- accrued but unpaid interest on loans, resulting from executed contracts,
- setting up a provision for liabilities to employees for retirements benefits and jubilee awards,
- accrued unrealized negative foreign exchange differences,

Provision for deferred income tax is set up in the amount of the income tax to be due in the future. The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

2.13 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.14 Provisions

The companies belonging to the Orbis Group set up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. Reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

The reserves are created in a justified and reasonably assessed amounts as of the date of the occurrence of an event making it necessary for such a reserve to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of reserves is verified, appropriate adjustments are made, if necessary, so that the balance of reserves reflects the current, most reliable assessment of its value.

2.15 Principles of determining financial result

In the Orbis Group the net financial result is composed of:

a) operating result
   - profit (loss) from basic operating activities,
   - profit (loss) from other operating activities,
b) result from financial operations,
c) extraordinary items,
d) obligatory charges of financial result due to income tax paid by Orbis Group companies and payments equalized with them on the basis of separate regulations, as broken down into:
   - current income tax resulting from the taxation base;
   - deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The result from basic operating activities constitutes a difference between income and costs relating to the basic operating activities of Orbis Group companies. Sales of services are valued according to invoiced and rendered services.

Result on other operating activities constitutes a difference between income and costs directly relating to operating activities of the unit.

The result on financial operations constitutes a difference between financial income and financial costs.

The result on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to predict and which are not connected with the operating activities of an entity and not related to the general risk of conducting operations, in particular it applies to catastrophes, fires, floods and other misfortune. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of misfortune, loss incurred in relation to the setting up of a provision for misfortune or the change of its amount, profits from the dissolution of such a provision or the change of its amount.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax declaration for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result of that period.

3. **Changes in the principles of accounting and reporting in the financial statements**

The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the companies constituting the Orbis Group, i.e.:

3.1 the profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.2 in the balance sheet of Orbis S.A.:

- the titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets and investments" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers).
- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) and the title to a perpetual use of land posted from an off-balance register;

- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;
- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building, as well as works of art,
- under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to the item "profit/loss" brought forward, while the accrued expenses have been reported as other provisions for payments due.

3.3 PBP Orbis Sp. z o.o. made the following appropriations of its balance sheet items:
- the housing cooperative members' right to a housing apartment and the right of usufruct of land have been posted from intangibles to fixed assets;
- the titles to perpetual usufruct of the land, so far reported in the "off-balance sheet register" have been disclosed under the item "fixed assets",
- deferred income tax assets have been disclosed in the long-term deferred costs;
- the provision for the deferred income tax has been presented under the item provisions;
- deferred income has been posted to short-term creditors.

3.4 Orbis Transport Sp. z o.o. made the following appropriations of its balance sheet items:
- leased fixed assets have been posted to long-term receivables;
- deferred income tax assets have been disclosed in the long-term deferred costs, and
- the provision for the deferred income tax has been presented under the item provisions;

4. Analysis of figures reported in the balance sheet

4.1 As of the end of the 4th quarter of 2002, the balance sheet of the Orbis Group total did not show any significant changes as compared to the balance sheet total as of December 31, 2001. The dominant (controlling) entity Orbis S.A. has a major impact on the results of the Orbis Group, since its assets account for 94% of the assets in the consolidated balance sheet, while the revenues from the sale of its products, goods and raw materials contribute 74% of the Group's total revenues.

4.2. Assets

The structure of assets is dominated by fixed assets, the share of which fluctuates around 85% and did not change much during the period in question. This is due to the nature of the operations of the dominant entity which holds substantial properties in the form of hotel buildings and land. The main item under the fixed assets are thus the tangible fixed assets (96,7% at the end of the fourth quarter of 2002), i.e. buildings, premises, civil and water engineering constructions as well as land and titles to perpetual usufruct of land.

The remaining items of the balance sheet to a minor extent contribute to the structure of fixed assets in the Group. Long-term investments account for 1.3% of fixed assets. The long-term deferred costs account for 1.4% and intangibles are a marginal item with a share below 1%. Companies constituting the Orbis Group invest primarily in long-term financial assets, i.e shares and participations in associated companies. Orbis S.A. holds the most valuable investments as it also invests in real property.

Compared to the end of the fourth quarter of 2001, fixed assets declined by 3.9%. This change is mainly due to the reclassification of a certain share of Orbis S.A. assets held as long-term investments to short-term investments. The value of fixed tangible assets remained at an unchanged level.

The share of current assets in total assets of the Orbis Group grew from 12.8% in the 4th quarter of 2001 to 16.2% during the reporting period). The main item with a growing share in the structure of current assets are the short-term investments (65.5% share in the structure of current assets), dominated in terms of value by cash and cash equivalents. As compared to the end of 2001, their balance grew by 48.1%, mainly as a result of a growth in the balance of cash and ash equivalents in Orbis S.A. Short-term debtors (25.8%) are mainly trade debtors. Most transactions entered into by all the companies constituting the Orbis Group are with non-affiliated entities. Short-term deferred costs and prepayments account for 2.9% of current assets in the Group. Compared to the balance at the end of the fourth quarter of 2001, the share of stocks in the total structure of current assets declined from 8.9% at the end of the 4th quarter of 2001 down to 5.8% at the end of the 4th quarter of 2002, mainly as a result of deliberate policy of stock limitation carried out by Orbis S.A., though such procedures are also applied by the remaining companies constituting the Orbis Group.

During the 4th quarter of 2002, the balance of current assets of the Group grew by 26% as compared to the end of the 4th quarter of 2001 as a result of growth of this item in the dominant(controlling) entity.

4.3 Liabilities

The shareholders' equity of the Orbis Group comprises the founding capital of the dominant company, the supplementary capital, the revaluation reserve, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 81.3% of the Group's total liabilities in the fourth quarter of 2002. The founding capital accounts for 7.7% of the shareholders' equity, the supplementary capital for 60.5% and the revaluation reserve for 23.6%.

Provisions and long-term creditors dominate in the structure of outside sources of financing (55.9% of the total creditors and provisions in the fourth quarter of 2002 and 53.5% in the fourth quarter of 2001).
In the fourth quarter of 2002, provisions and creditors account for 18% of the Group's total liabilities. Provisions for future liabilities account for 34.1% of total creditors, while short-term creditors account for 35.1% and long-term creditors account for 27.6%. Accruals and deferred income account for 3.2% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income.

As compared to the 4th quarter of 2001, the value of equity remained at the same unchanged level.

The level of provisions at the end of the fourth quarter of 2002 accounted for 96.1% of provisions at the end of the fourth quarter of 2001. In terms of value, the major item are the provisions for retirement benefits and equivalent (50.2%), the balance of which as compared to the corresponding period of the past year declined by 18%. In the entire Group, the amount of provisions for retirement benefits and equivalents equaled PLN 45,258 thousand.

As compared to the balance at the end of the fourth quarter of 2001, long-term creditors grew by 51.8%. It is a result of drawdown of another tranche of long-term credit by Orbis S.A.

The amount of short-term creditors declined by 20.9%. A majority of creditors are liabilities towards other companies (89%). Only Orbis S.A. and PBP Orbis reported liabilities towards associated companies.

5. Analysis of the figures reported in the financial statements – changes in equity

During the reporting period no changes occurred as regards the amount of the initial capital of the Orbis Group.

Throughout the four quarters of 2002, the balance of supplementary capital of the Orbis Group grew by 5.5%. At that time, the supplementary capital increased as a result of distribution of Orbis S.A. profits from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous years connected with the returning by Orbis S.A. of an office building that had been taken away under the nationalization scheme in the times of the Polish People's Republic, to heirs of previous owners of the said building.

Changes in the balance of the revaluation reserve are attributable mainly to the reclassification of long-term investments into short-term investments by Orbis S.A., transfer of a certain amount from the revaluation reserve to the supplementary capital as a result of sale and liquidation of fixed assets and dissolution of the reserve for deferred tax. Throughout the four quarters of 2002, the balance of the revaluation reserve decreased by 2.4%.

Changes in the net profit generated by the Group in the preceding years were brought about by the appropriation of part of profit from previous years to the shareholders' equity under the "supplementary capital" item and designation of part of the profit generated by Orbis S.A. for the payment of dividend. The loss from previous years was covered from the supplementary capital. At the end of the reporting period, the profit from past years totaled PLN 63,096 thousand.

In the current period the net profit generated by the Group amounted to PLN 35,028 thousand, which accounted for 67.8% of the figure reported in the 4th quarter of the year 2001.

At the end of the 4th quarter of 2002, the shareholders' equity of the Group was 1,196,715 thousand and was by 0.92% higher than at the end of the 4th quarter of 2001.

6. Analysis of figures reported in the cash flow statement

The cash flow statement of the Orbis Group is prepared by indirect method.

After four quarters of 2002, the companies belonging to the Orbis Group generated a positive net cash flow from operating activities which however was by 26% lower than in the corresponding period of the past year. The cash is derived from net profits (by 3.2% lower than in the past year), supplemented by non-cash costs, primarily depreciation and decrease in the balance of net current assets (limiting the stocks maintained by the companies and the repayment of part of liabilities, change in the balance of provisions for the anticipated liabilities and losses is related to the dissolution and use of the previously kept provisions, particularly those for liabilities towards employees (including jubilee awards) and to Orbis S.A. tax liabilities to the State budget due to the end of the administrative proceedings).

The investment activities have been dominated by expenditure of PBP Orbis for acquisition of financial assets in other companies. Yet another item is the expenditure incurred by Orbis S.A. for hotel modernization and by Orbis Transport for purchase of means of transportation The main revenues came from sale of financial assets by PBP Orbis and Orbis S.A.. Large investment activity of the companies constituting the Orbis Group brought negative cash flow from such type of operations.

The companies avail of credit financing as the main source of revenues in financial activities. After four quarters of 2002, revenues from this source of financing went down by 42% as compared to the corresponding period of the past year. Expenditure is predominantly the repayment of credits and loans with interests as well as the payment of dividend by Orbis S.A. The net cash flow from financial operations in the Group is negative.

The cash flow from operating activities suffices to cover the financing of the investment needs and repayment of liabilities with interest. At the end of the fourth quarter of 2002, the balance of cash and cash equivalents in the Group went up.

7. Performance of the Orbis Group

7.1. The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

- Orbis S.A.		profit of PLN 30 965 thousand
- PBP Sp. z o.o.		profit of PLN 1 057 thousand
- Orbis Transport Sp. z o.o.		profit of PLN 1 893 thousand
Total profit		**PLN 33 915 thousand**

2. And the following adjustments:

- share of minority shareholders in the profit	+	PLN 608 thousand
- negative goodwill write-offs	+	PLN 788 thousand
- contributed profits of Orbis Casino Sp. z o.o.	+	PLN 933 thousand
Total adjustments	+	**PLN 1 113 thousand**
Total as of December 31, 2002	+	**PLN 35 028 thousand**

7.2 In 2002, the sales revenues generated by **Orbis S.A.** hotels were lower than in the year 2001. The estimates of the Main Statistics Office (GUS) on the growth of the GDP in the fourth quarter 2002 and in 2002 – 2.0% and 1.3%, respectively, were partly reflected in results generated by Orbis as, after the fourth quarter of 2002, Orbis hotels reported a lower decline dynamics of the occupancy rate, average rate per room sold and, therefore, income per one available room as compared to the three quarters of 2002. Such a rate of economic growth was yet not sufficient for Orbis hotels to record an increase in the number of rooms sold. Every few months new hotels are opened in various towns and in order to attract clients – in the times of lack of balance between the demand and the supply for hotel services, these hotels pursue a more and more aggressive price policy. This contributes to the drop in the average price of one room sold in Orbis S.A. hotels in 2002. However, a periodically high EUR/PLN exchange rate was a positive factor affecting the average price realized by ORBIS hotels thus allowing hotels to generate higher revenues from sales in the foreign incoming traffic segment in particular in the third, but also in the second and the fourth quarter of 2002.

In the fourth quarter of 2002, the sales revenues generated by Orbis hotels equalled PLN 135 508 thousand and were by 7.4% lower than in the 4th quarter of 2001. The occupancy rate in Orbis hotels stood at 36.8% - lower by 2.7 percentage point as compared to the fourth quarter 2001. The number of room nights sold by hotels equalled 338 838 and was lower by 6.3% than in the corresponding period of the preceding year. The average rate per room sold was PLN 216.1 and dropped by 1.7% in the fourth quarter of 2002. The revenue per one available room was PLN 79.5 and was by 8.5% lower as compared to the 4th quarter 2002. The number of hotels constituting the Orbis hotel base was 10 031 rooms in the 4th quarter and was by 0.8% higher as compared to the 4th quarter 2001.

In the business segment, the number of rooms sold was by 8.9% lower than in the 4th quarter 2001 and the average rate per one room sold equalled PLN 251.9, that is by 3.8 lower than the rate achieved in the 4th quarter 2001. The share of business clients in rooms sold in the 4th quarter 2002 was 61.4% and went down by 1.9 percentage point as compared to the fourth quarter 2001. In the tourist segment the number of room nights sold showed a reduction by 2.4% than in the 4th quarter 2001 while the average rate per one room sold was PLN 160.1 representing a 9.4 % increase as compared to the price achieved in the 4th quarter of 2001. When analysing figures relating to sales divided into the business segment and the tourist segment, it must be not forgotten that owing to changes in the applied rules of segmentation these figures cannot be directly compared to those generated in 2001.

In the year 2002, the sales revenues generated by Orbis hotels equaled PLN 608 155 thousand and were by 10.8% lower than in 2001. The occupancy rate stood at 44.3% and recorded a reduction of 4.9 percentage point as compared to 2001. In total, in the year 2002 1 623 724 room nights were sold in hotels which represents a decrease by 8.7% as compared to 2001 and the average rate per room sold equaled PLN 211.2, which is by 4.3% lower than the corresponding rate recorded in the year 2001. The revenue per available room was PLN 93.6 which translates into a drop of 13.8% as compared to the year 2001. The average annual base of rooms available in Orbis S.A. hotels increased by 1.8% to reach the number of 10 070 rooms in the year 2002.

The share of business customers in the number of rooms sold was 50.6% and fell by 5.6 percentage point as compared to 2001. In 2002, 17.9% less room nights were sold than in the

year 2001 and the average rate achieved in that segment equaled PLN 258.5, that is by 6.3% lower than in 2001. In the tourist segment a 3% increase in the number of room nights sold was recorded and the average rate in that segment stood at PLN 163.3 representing a growth by 9.2% as compared to 2001.

The Company continued the employment restructuring program which brings about a continuous drop in the employment level. At the end of the 4th quarter of 2002 the employment level was by 14.9% lower than in the preceding year, while average employment level for four quarters was by 12.7% lower. Average employment level in the period of four quarters of the year 2002 was 6 439 employees. The employment coefficient per available one room went down from 0.71 at the end of the 4th quarter of 2001 to 0.62 in the year 2002. The average remuneration in the amount of PLN 2 484 is by 0.6% lower than that paid out in the preceding year.

After four quarters of 2002 the share of finished products, goods for resale and raw materials in total revenues was at the level of 93% while the share of costs of products sold in total costs – 74.1% (including costs of sales and general overheads – 93.2%) therefore changes in these items mostly determine the Company's financial result.

As at the end of the 4th quarter of 2002, the incurred costs of finished products, goods for resale and raw materials were at the level of 89.7% of the costs recorded in the corresponding period of the preceding year, cost of sales was by 2% higher while the costs of general overheads were by 5.6% lower. In the 4th quarter of the year 2002, the costs of finished products, goods for resale and raw materials sold dropped by 7.5% as compared to the 4th quarter of 2001, costs of sales were by 11.6% lower and costs of general overheads were by 0.3% lower.

After four quarters of the year 2002 Orbis S.A. generated sales revenues amounting to PLN 31 078 thousand (64% of the result as at the end of 4th quarter of 2002) while when results of other operating activities are taken into consideration, the profit from operating activities amounts to PLN 24 816 thousand which represents 53.3% of the result generated in the same period of the year 2001. Other operating revenues include, among others revenue from trade marks, revenue from real property held as investments, revenue from the sale of non-financial investments.

During four quarters of 2002, the Company generated financial income of PLN 24 435 thousand (by 18.4% lower than during the four quarters of 2001), while the costs came to PLN 4 856 thousand (by 14.2% lower than during the corresponding period of 2001). In consequence, financial result was at the level of 79% of the last year's result. A major item in financial income includes income from the sale of securities and interest on short-term banking deposits. The dominant item of financial costs is costs of interest on loans and credits.

Gross profit after the four quarters of 2002 totaled PLN 44 517 thousand, while in the corresponding period of the preceding year it amounted to PLN 71 345 thousand, which translates into a decline by 37.6%.

The net profit generated by the Company during the four quarters of the year 2002 came to PLN 30 965 thousand which accounts for 60.5% of the net profit recorded in the corresponding period of the preceding year.

7.3 After four quarters of 2002, **PBP Orbis Sp. z o.o.** recorded sales revenues of PLN 176 202.4 thousand, reflecting a 3.6% decrease as compared to the corresponding period of the past year. This is mainly attributable to a decline of revenues from foreign incoming traffic due to a diminished number of arrivals and the prevailing strong exchange rate of Zloty, from foreign outgoing traffic due to lower demand and preeminence of purchases of cheap offers, and from domestic traffic where the decline is to a large extent attributable to reclassification of hotel reservations which have formerly been classified as such, while at present, i.e. since January 1, 2002, are classified as travel services. The increase of revenues was recorded only in travel services; yet, a change consisting in the shift of revenues from hotel reservations has been a substantial source of this growth. With this change excluded, the growth of in revenues from that field of activity would have been smaller.

The costs of goods and raw materials sold during the four quarters of 2002 amounting to PLN 175,924 thousand were smaller by 2.1% than in the corresponding period of 2001.

Sales revenues accounted for 92.4% of total revenues, while costs of finished products, goods for resale and raw materials sold contributed 81.5% to the total costs.

The costs of sales accounted for 97.8% of costs incurred in the past year, whilst the costs of general overheads were by 22.5% lower.

As a result, after 12 months of 2002, the Company generated profit on sales as opposed to the loss reported in the past period.

Other operating income includes dissolved reserves of past years, advertisements published in the Orbis catalogue and receipts from supervision over license. The main items of the other operating expenses are depreciation of goodwill and write-offs for doubtful receivables. Considering the results of other operating income and expenditure, the operating profit generated by the Company equaled PLN 367 thousand.

After twelve months of 2002 Orbis Travel achieved a positive balance of financial operations. Nonetheless, revenues accounted for 77.2% of the revenues generated during the comparable period of the past year and the costs accounted for 77.9% of the costs of the past year.

As a result, after four quarters, the Company generated a gross result of PLN 1,894 thousand, while the net financial result equaled PLN 1,057 thousand, as opposed to the loss recorded in the past year.

The Company continues its employment reduction efforts, mainly in the financial and accounting departments, administration and transportation. As of the last day of 2002, the average employment was by 14.8% lower than in the corresponding period of the past year and totaled 582 employees.

7.4 At the end of the 4th quarter of 2002, **Orbis Transport Sp. z o.o.** generated sales revenues of PLN 75.355 thousand, i.e. by 12.4% more than at the end of the 4th quarter of the past year.

The ratio of sales revenues to the total revenues of the Company amounts to 91.8%, thus fluctuations in their level have the greatest impact upon the company's performance.

At the same time, the costs of products sold equaled PLN 64,486 thousand and rose by 5.6% as compared to the past year. Costs of sales accounted for 86.1% of the total costs. The costs of sales were by 24.2% higher, while the costs of the general overheads were by 15% higher than in the past year.

Taking into account the remaining operating expenses and incomes, pertaining mainly to the sale of property, the Company generated an operating profit of PLN 7,072 thousand, i.e. by 91% more than after four quarters of 2001.

Compared to the past year when the Company generated high financial income due to positive foreign exchange differences which arose at the time of repayment of a foreign currency-denominated loan, in the fourth quarter of 2002 these revenues are at a minimum level and after four quarters of the year totaled 18% of the past year's figure. The Company incurs financial costs related to repayment of credits; however, due to the change in the structure of financing and type of credits, these costs were by 21.6% lower than in the past year.

As a result, the gross profit was by 81% higher than in four quarters of 2001 and the net profit amounting to PLN 1,893 thousand was higher by 44.8%.

The company continues to optimize employment level by way of lay-offs of coach drivers and technical facilities' employees. In December, the number of employed equaled 207, while the annual average employment level totaled 210. The average gross salary during the period in question amounted to PLN 2,565.46 and was by 10.7% higher than in the corresponding period of the past year.

8. Additional information

8.1 As of February 28, 2003, the value of the share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of Dec 31, 2001.	Changes from Dec 31, 2001, till Feb 28, 2003	Share in the initial capital as of Feb 28, 2003, (corresponds to the share of votes at the General Assembly).	No of shares as of Feb 14, 2003 (corresponds to the share of votes).
Accor S.A..	27.17%	+2.17%	29.34%	13 519 251
Reib International Holdings Limited	10.37%	-	10.37%	4 778 190
State Treasury	4.07%	-	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	5%	-	5%	2 307 600
CU OFE BPH CU WBK	4.34%	-	4.34%	2 000 000
Other shareholders	44.05%	- 2.17%	41.88%	19 293 114

Shareholders:
According to the available information, no changes in shareholding status by Orbis S.A. shareholders took place since the date on which the last quarterly report has been published.

8.2. As of December 31, 2002, the share capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounted to PLN 16 453 900. Its shareholders include:

Shareholder	% share in equity as of Dec 31, 2001.	Changes from Dec 31, 2001, till Dec 31, 2002.	% share in equity as of Dec 31, 2002.
Orbis S.A.	69.887	+0.522	70.409
Beton Stal S.A.	16.191	+0.121	16.312
Invor Sp. z o.o.	5.383	+0.004	5.423
Chrobot Reisebüro	0.243	+0.002	0.245
Wilanów Sp. z o.o.	0.063	+0.001	0.064
Biuro Podróży Zbigniew	0.09	0.00	0.009
Natural persons	8.224	-0.686	7.538

Shareholders:
According to the available information, no changes in shareholding status by Orbis Travel shareholders took place since the date on which the last quarterly report has been published.

8.3 As of December 31, 2002, the Company's equity amounted to PLN 14 429 300. Its shareholders include:

Shareholder	% share in equity as of Dec 31, 2001.	Changes from Dec 31, 2001, till Dec 31, 2002.	% share in equity as of Dec 31, 2002.
Orbis S.A.	82.383	+2.054	84.437
L.G. Petro Bank S.A.	13.521	+0.337	13.858
Invor Sp. z o.o.	0.965	-0.965	0
Chrobot Reisebüro	0.354	+0.008	0.362
PBP Orbis Sp. z o.o.	0.180	+0.005	0.185
Natural persons	2.597	-1.439	1.158

Shareholders:
According to the available information, no changes in shareholding status by Orbis Transport shareholders took place since the date on which the last quarterly report has been published.

8.4. As of December 31, 2002, the founding capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

Orbis S.A. – 33.33%
Finkorp Sp. z o.o. – 33.33%
ZPR S.A. – 33.33%

9. Other events affecting the financial standing of companies constituting the Orbis Group

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.

/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2001/.

9.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.
/Current report no 12/2001/.

9.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
   - profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
   - cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
   - additional notes;

4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

9.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:
- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2001.

9.6 The Ordinary General Assembly of Shareholders also granted its consent for.
1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;
4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,

- and plot no 7/1 having an area of 930 m^2,

registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.

6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec to "ZASADA S.A." company without recourse to the tender procedure.

9.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

9.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

9.9 On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

9.10. The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

9.11. On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in

carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

9.12 On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law ("Company").

The transaction involved 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provided for a prepayment towards the Company's share sale price to Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction were to be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.

On October 24, 2002, the Company signed an Annex to the Agreement dated September 20, 2002, prolonging, until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.

On November 15, 2002 Orbis S.A. and PKN Orlen S.A. executed a Share Sale and Purchase Agreement concerning the sale of shares in a Dutch company operating under the business name AWSA Holland II B.V. to PKN Orlen S.A. and defining the terms of sale of 165,924 shares for a price of PLN 61,400,000. The Sale and Purchase Agreement defines the terms and conditions for the execution of the Share Transfer Agreement.

Within the framework of implementing the conditional AWSA II Share Purchase Agreement of November 15, 2002 Orbis S.A. and PKN Orlen S.A. executed, on December 10, 2002, the Share Disposal Agreement pertaining to the shares in AWSA Holland II B.V.

As a result of finalizing the transaction, "Orbis" S.A. sold to PKN Orlen S.A. 165,924 shares in AWSA II (9.218% of the initial capital of the company) for a total price of PLN 61,400,000.

8.13 On June 17, 2002, an Ordinary Shareholders' Assembly of PBP Orbis Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on December 31, 2001, amounting to PLN 2,740.57 for the reserve capital of the Company.

8.15 On June 10, 2002, an Ordinary Shareholders' Assembly of Orbis Transport Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on

December 31, 2001, amounting to PLN 1,306,690.77 for the reserve capital of the Company.

8.16 On May 22, 2002, an Ordinary Shareholders' Assembly of Orbis Casino Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on December 31, 2001, amounting to PLN 1,358,703.33 for the reserve capital of the Company.

8.17 On October 25, 2002,Orbis Transport Sp. z o.o. acquired 600 new shares with a nominal value of PLN 500,00 each in the increased initial capital of a limited liability company Capital Parking with a seat in Warsaw at 27 Nowogrodzka street.
The total value of the acquired shares amounted to PLN 300,000.00 and was financed by means of a due and not overdue liability towards the company amounting to PLN 300,000.00 for the rent for the leased property located in Warsaw at 27 Nowogrodzka street. The initial capital of capital Parking running its core business operations consisting in the management of non-residential real properties and other operations supporting land transport, amounts to – following the increase – PLN 500,000.00 while the share held by Orbis Transport Sp. z o.o. in the initial capital and the total amount of votes at the General Assembly of Shareholders went up to reach 68% following that transaction.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 120 million, which corresponds to 10% of the equity shown in the balance sheet prepared as of September 30, 2002, were initiated against or by the companies constituting the Orbis Group.

10.1. Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
b) Proceedings were carried out before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings. By virtue of the decision of November 15, 2002 the Supreme Administrative Court discontinued the proceedings stating that the complaint filed by ORBIS S.A. became groundless and substantive issues concerning the correctness of the establishment of the perpetual usufruct of land for the benefit of HESA should be considered by the Supreme Administrative Court during the case which is to be examined as result of the annulment, by the Supreme Court, of a ruling given by the SAC rejecting the complaint filed by ORBIS S.A., referred to hereinabove.

c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected. Having examined on November 7, 2002 the extraordinary appeal against a ruling, the Supreme Court annulled the challenged ruling of the Supreme Administrative Court. The date of the hearing has not been fixed.

d) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. So far, no response has been received. Owing to the change in the administrative system of the capital city of Warsaw, on November 19, 2002 a letter was addressed to President of Warsaw, Mr. Lech Kaczyński. So far no response has been received.

e) On October 18, 2002, after Orbis S.A. had been advised of an entry in the land and mortgage register no. KW 201926 made on may 11, 2002 and concerning the disclosure of a building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 m2, bricked, four-storey designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, Orbis S.A. filed an appeal against the above mentioned entry to the Circuit Court through the intermediation of the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the District Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926.

10. 2. Kasprowy Hotel in Zakopane.

The case was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has been fixed for January 31, 2003.

10.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the title to the perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to the perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision concerning termination of the proceedings that has been appealed against in full force and effect.

10.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Municipal Office and the Municipal Council applied for its rejection.

10.5. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated

February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is pending.

10.6. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

10.7. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10.8 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2. The president of the Housing and Municipal Development Office, by virtue of a notification dated October 11, 2002 informed that evidence had been collected and prior to the ruling being given the parties may – until October 30, 2002 – get acquainted with the files of the case, supplement the evidence as well as present their opinion in writing on gathered evidence and claims. The case is pending.

10.9 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-

Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021. After a second examination of the case, by a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.
The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the title to the perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. By virtue of an administrative decision dated December 4, President of the Capital City of Warsaw refused to establish the title to the perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real property Management Division to the Voivodship Office of Mazowieckie Voivodship i Warsaw, Division of State Treasury and Ownership Transformations dated January 01, 2003 sent to Orbis S.A., Mrs Elżbieta Sławińska, Mrs. Teresa Szydłowksa and Mr. Roman Sławiński, Mrs. Joanna Kubiaczyk-Grodzka and proxy of Mr. Jerzy Sławiński and Maria Podkulińska – successors of former owners – filed appeals against the aforementioned decision issued by the president of the Capital City of Warsaw dated October 4, 2002. The case is pending.

10.10. Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The date of the hearing has been fixed for February 24, 2003.

10.13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Warsaw - Management Board's Office, at 16, Bracka street.

13.12. Action brought against Orbis S.A. by the Association of Polish Film Makers for the payment of remuneration.

Since the year 2001 a case has been pending before the District Economic Court in Warsaw against Orbis S.A. initiated by the Association of Polish Film Makers for the payment of remuneration for the use by Orbis S.A. between July 01, 2000 and October 01, 2001 of audiovisual works of art on the exploitation field "public dissemination" in the amount of PLN 2 per one room per month, assuming that the number of rooms equals 10,000. It is a modification of the initial lawsuit formulated as a request for payment of remuneration for the period between May 23, 1994 until January 01, 1995 for the use by Orbis S.A. of audiovisual works of art on the exploitation field "simultaneous and integral broadcasting of a programme by a radio and television organization" in the amount of PLN 4 per room per month, assuming that the number of rooms equals 10,000.

In the course of a hearing on January 30, 2003 the Court obligated Orbis to present the statement of subscription fees for television sets in the Orbis network and the Company's issue prospectus. The date of the next hearing has been fixed for March 17, 2003.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2002 1 EUR = PLN 4.0202
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.8697
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on December 31, 2001 1 EUR = PLN 3.5219
4) Profit and loss account figures
   - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. –
   1 EUR = PLN 3.6509
   - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. –
   1 EUR = PLN 3.6622

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, February 28, 2003.